Lightspeed Commerce Inc.
(formerly known as Lightspeed POS Inc.)
Consolidated Financial Statements
March 31, 2022 and 2021
(expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial and Operations Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management, including the Chief Executive Officer and Chief Financial and Operations Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial and Operations Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2022.

The effectiveness of the Company's internal control over financial reporting as at March 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Vend, which was acquired on April 16, 2021, NuORDER, which was acquired on July 1, 2021, and Ecwid, which was acquired on October 1, 2021.
Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 10% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
NuORDER's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, NuORDER's current assets were below 5% of consolidated current assets and current liabilities were below 15% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend, NuORDER and Ecwid are described in note 5 herein.

May 19, 2022

/s/ Jean Paul Chauvet
Jean Paul Chauvet
Chief Executive Officer

/s/ Brandon Nussey
Brandon Nussey
Chief Financial and Operations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lightspeed Commerce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statementsˮ). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Vend Limited (Vend), NuORDER Inc. (NuORDER) and Ecwid Inc. (Ecwid) from its assessment of internal control over financial reporting as of March 31, 2022 because they were acquired by the Company in purchase business combinations during fiscal year 2022. We have also excluded Vend, NuORDER and Ecwid from our audit of internal control over financial reporting. Vend, NuORDER and Ecwid are wholly owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 14%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets in Business Acquisitions of Vend, NuORDER and Ecwid
As described in notes 4 and 5 to the consolidated financial statements, the Company completed the acquisitions of (i) Vend for net consideration of $372 million in April of 2021, which resulted in $92 million of intangible assets related to customer relationships and software technology and $294 million of goodwill being recorded; (ii) NuORDER for net consideration of $384 million in July of 2021, which resulted in $105 million of intangible assets related to customer relationships and software technology and $300 million of goodwill being recorded; and (iii) Ecwid for net consideration of $595 million in October of 2021, which resulted in $72 million of intangible assets related to customer relationships and software technology and $543 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of Vend, NuORDER and Ecwid is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of intangible assets, including controls over the development of the assumptions used in the valuation of the intangible assets. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payment attach rates, the royalty rates and the discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the royalty rates, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts, and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and in evaluating key assumptions, including the discount rates.

Chartered Professional Accountants, Licensed Public Accountants
/s/ PricewaterhouseCoopers LLP

Montreal, Canada
May 19, 2022
We have served as the Company’s auditor since 2015.

Lightspeed Commerce Inc. Consolidated Balance Sheets
As at March 31, 2022 and 2021

(expressed in thousands of US dollars)
	Notes	2022	2021
Assets		$	$

Current assets
Cash and cash equivalents		953,654	807,150
Trade and other receivables	13	45,766	24,771
Inventories	7	7,540	1,573
Other current assets	6, 12	35,535	24,171

Total current assets		1,042,495	857,665

Lease right-of-use assets, net	14	25,539	21,206
Property and equipment, net	15	16,456	8,342
Intangible assets, net	16	409,568	234,493
Goodwill	17	2,104,368	971,939
Other long-term assets	6, 18	21,400	11,504
Deferred tax assets	23	154	170

Total assets		3,619,980	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	19, 25	78,307	65,052
Lease liabilities	14	7,633	5,120
Income taxes payable	23	6,718	114
Deferred revenue	6	65,194	43,116

Total current liabilities		157,852	113,402

Deferred revenue	6	2,121	2,796
Lease liabilities	14	23,037	20,558
Long-term debt	20	29,841	29,770
Accrued payroll taxes on share-based compensation		1,007	3,154
Deferred tax liabilities	23	6,833	1,356

Total liabilities		220,691	171,036

Shareholders’ equity
Share capital	21	4,199,025	2,526,448
Additional paid-in capital	26	123,777	35,877
Accumulated other comprehensive income	22, 28	2,677	9,715
Accumulated deficit		(926,190)	(637,757)

Total shareholders’ equity		3,399,289	1,934,283

Total liabilities and shareholders’ equity		3,619,980	2,105,319

Commitments and contingencies	24, 25

Approved by the Board of Directors
/s/ Paul McFeeters Director       /s/ Jean Paul Chauvet Director

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except per share amounts)
	Notes	2022	2021
		$	$

Revenues	6	548,372	221,728

Direct cost of revenues	7, 8, 9	277,199	94,059

Gross profit		271,173	127,669

Operating expenses
General and administrative	8, 9	95,253	53,035
Research and development	8, 9	121,150	55,303
Sales and marketing	8, 9	216,659	96,900
Depreciation of property and equipment	15	4,993	2,479
Depreciation of right-of-use assets	14	7,743	3,876
Foreign exchange loss		611	2,098
Acquisition-related compensation		50,491	11,807
Amortization of intangible assets	16	91,812	30,128
Restructuring	25	803	1,760

Total operating expenses		589,515	257,386

Operating loss		(318,342)	(129,717)

Net interest income (expense)	10	2,988	(353)

Loss before income taxes		(315,354)	(130,070)

Income tax expense (recovery)	23
Current		1,103	166
Deferred		(28,024)	(5,958)

Total income tax recovery		(26,921)	(5,792)

Net loss		(288,433)	(124,278)

Other comprehensive income (loss)	22, 28

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(7,061)	15,986
Change in net unrealized gain on cash flow hedging instruments		23	—

Total other comprehensive income (loss)		(7,038)	15,986

Total comprehensive loss		(295,471)	(108,292)

Net loss per share – basic and diluted	11	(2.04)	(1.18)

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars)	2022	2021
	$	$
Cash flows from (used in) operating activities
Net loss	(288,433)	(124,278)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	45,042	4,518
Amortization of intangible assets	91,812	30,128
Depreciation of property and equipment and lease right-of-use assets	12,736	6,355
Deferred income taxes	(28,024)	(5,958)
Share-based compensation expense	108,916	32,739
Share-based compensation impact from replacement awards issued	—	1,120
Unrealized foreign exchange loss	5	320
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(5,384)	(9,177)
Inventories	(5,967)	(256)
Other assets	(25,008)	(11,963)
Accounts payable and accrued liabilities	6,842	(15,333)
Income taxes payable	1,077	38
Deferred revenue	4,552	(3,991)
Accrued payroll taxes on share-based compensation	(2,396)	2,321
Net interest (income) expense	(2,988)	353

Total operating activities	(87,218)	(93,064)

Cash flows from (used in) investing activities
Additions to property and equipment	(10,653)	(1,794)
Acquisition of businesses, net of cash acquired	(559,429)	(235,576)
Movement in restricted term deposits	344	—
Interest income	5,807	2,322

Total investing activities	(563,931)	(235,048)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	17,494	21,008
Proceeds from issuance of share capital	823,515	952,534
Share issuance costs	(34,190)	(45,319)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(6,952)	(4,351)
Financing costs	(1,810)	(1,557)

Total financing activities	798,057	922,315

Effect of foreign exchange rate changes on cash and cash equivalents	(404)	1,978

Net increase in cash and cash equivalents during the year	146,504	596,181

Cash and cash equivalents – Beginning of year	807,150	210,969

Cash and cash equivalents – End of year	953,654	807,150

Interest paid	937	1,025
Income taxes paid	748	147

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(124,278)	(124,278)
Issuance of shares upon public offerings	21	19,756,196	952,534	—	—	—	952,534
Share issuance costs	21	—	(44,702)	—	—	—	(44,702)
Exercise of stock options and settlement of share awards	26	3,038,643	29,643	(8,635)	—	—	21,008
Share-based compensation	26	—	—	32,739	—	—	32,739
Share-based acquisition-related compensation		194,042	4,518	—	—	—	4,518
Shares issued in connection with business combination		13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination		—	40,432	—	—	—	40,432
Share-based compensation impact from replacement awards issued in connection with business combination		—	1,120	—	—	—	1,120
Other comprehensive income	22, 28	—	—	—	15,986	—	15,986

Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(288,433)	(288,433)
Issuance of shares upon public offerings	21	8,855,000	823,515	—	—	—	823,515
Share issuance costs	21	—	(33,984)	—	—	—	(33,984)
Exercise of stock options and settlement of share awards	26	1,332,218	38,510	(21,016)	—	—	17,494
Share-based compensation	26	—	—	108,916	—	—	108,916
Share-based acquisition-related compensation		638,323	45,042	—	—	—	45,042
Shares issued in connection with business combination	5	9,307,256	799,494	—	—	—	799,494
Other comprehensive loss	22, 28	—	—	—	(7,038)	—	(7,038)

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289
The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed Commerce Inc., formerly known as Lightspeed POS Inc., ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved for issue by the Board of Directors (the "Board") of the Company on May 19, 2022.
The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous period. Certain comparative figures have been reclassified in order to conform to the current period presentation.
The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Lightspeed Netherlands B.V, Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed POS Germany GmbH (formerly known as Gastrofix GmbH) ("Gastrofix"), Lightspeed Commerce USA Inc. (the successor to ShopKeep Inc.), Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. (the successor to NuORDER, Inc.) and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation.
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases.
    3. Significant accounting policies
Revenue recognition
The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. In addition, the Company generates revenue from payment residuals, merchant cash advances, professional services and sales of hardware as described below.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identifying the contract with a customer;
•Identifying the performance obligations in the contract;
•Determining the transaction price;
•Allocating the transaction price; and
•Recognizing revenue when, or as, the Company satisfies a performance obligation.
The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Sales taxes collected from customers and remitted to government authorities are excluded from revenue.
The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions and the hardware and implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations.
The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company may modify its pricing practices in the future as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price.
The Company generally receives payment from its customers on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 days of the invoice date. In instances where the timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined the Company’s contracts generally do not include a significant financing component.
Subscription revenue
Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's eCommerce offering. In addition to the core subscriptions outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades. The Company recognizes revenue for its software subscriptions ratably over the term of the contract commencing on the date the services are made available to customers.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Transaction-based revenue
The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company incurs costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement, which are recorded as direct costs of revenue.
The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. In addition, the Company has contracted with a number of third-party vendors that sell products to the same customers as the Company. The Company refers its customers to these vendors and earns a referral fee. The Company recognizes the revenues it receives from third-party vendors at the point in time when they are due from third-party vendors. These revenues are recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party vendor is recognized.
The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each fiscal quarter. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company incurs processing and other fees with third-party platforms involved in the Company's MCA program, which are recorded as direct costs of revenue.
Hardware and other revenue
For retail, hospitality and eCommerce customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems or setting up their eCommerce store, the Company provides professional services customized to the customer.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it.
Most professional services are sold on a time-and-materials basis. Consulting engagements can last anywhere from one day to several weeks and are based strictly on the customer’s requirements. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer.
Contract assets
The Company records contract assets ("commission assets") for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred.
The Company records contract assets for discounts provided to customers at the inception of a contract. Contract assets are subsequently amortized against revenue on a systematic basis consistent with the term to which the contract asset relates.
Deferred revenue
Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed.
Cash and cash equivalents
Cash comprises cash on deposit at banks and on hand. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.
Restricted cash
The Company can be required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction.
Inventories
Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates are reflected in the

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
determination of cost of revenues. The amount of any impairment of inventories to net realizable value, and all losses on inventories, are recognized as an expense in the year during which the impairment or loss occurs.
Deferred financing costs
The Company records deferred financing costs related to its credit facilities when it is probable that some or all of the facilities will be drawn down. The deferred financing costs are amortized over the term of the related financing arrangement. The long-term debt is recorded at amortized cost using the effective interest method, net of deferred financing costs.
Research and development tax credits
Research and development costs are expensed as incurred, net of refundable investment tax credits. The Company’s research and development costs consist primarily of salaries and other related personnel expenses. The Company recognizes the benefit of refundable research and development investment tax credits as a reduction of research and development and support costs, while non-refundable investment tax credits that can only be claimed against income taxes otherwise payable are recognized as a reduction of income taxes when there is reasonable assurance that the claim will be recovered.
Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Leasehold improvements in progress are not depreciated until the related asset is ready for use.
Intangible assets
Acquired identifiable intangible assets
Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years, customer relationships acquired through business combinations are amortized over three to six years and purchased software licenses are amortized over the term of the license.
Internally generated intangible assets
The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.
Impairment of long-lived assets
The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or "CGUs").
Goodwill and impairment of goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Company's operating segment (the "Segment"), which is the level at which management monitors goodwill.
The Company reviews the carrying value of goodwill in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Impairment is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 17 discusses the method and assumptions used for impairment testing.
Business combinations
The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill.
The amounts included in the consolidated statements of loss and comprehensive loss under acquisition-related compensation arise from business combinations made by the Company. Acquisition costs that are tied to continuing employment of pre-existing shareholders are required to be recognized as acquisition-related compensation and recognized in accordance with the vesting terms in the acquisition agreement. Consequently, those costs are not included in the total purchase consideration of the business combination. Our share-based acquisition-related compensation follows the guidance in IFRS 2, Share Based Payment. All other costs that are not eligible for capitalization related to the acquisition are expensed as incurred.
New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of loss and comprehensive loss.
Government assistance
Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Income taxes
Current tax
The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax
Current and deferred tax are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in deficit), in which case the tax is also recognized outside of net loss.
Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
•The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.
•The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
•The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price.
As a lessee
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date.
The lease term is determined based on the non-cancellable period for which the Company has the right to use an underlying asset. The lease term is adjusted, if applicable, for periods covered by extension and termination options to the extent that the Company is reasonably certain to exercise them.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of any such asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary.
The lease liability is initially measured at the present value of the lease payments, net of lease incentives receivables, that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable.
Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Company changes

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities.
Equity incentive plans
The Company has multiple equity incentive plans and records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital.
The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical-calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available. The risk-free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates.
The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently.
The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable.
Employee benefits
The Company maintains defined contribution plans for which it pays fixed contributions to administered pension insurance plans on a mandatory or contractual basis. The Company has no further payment obligations once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as employee compensation as the services are provided.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Segment information
The Company’s Chief Operating Decision-Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment.
Loss per share
Basic loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year, plus the effect of potentially-dilutive securities outstanding during the year. The Company uses the treasury stock method to the extent that the effect is dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive.
Financial instruments
Financial assets
Initial recognition and measurement
The Company’s financial assets comprise cash and cash equivalents, restricted cash, trade and other receivables, merchant cash advances, foreign exchange forward contracts and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.
Subsequent measurement
Cash and cash equivalents, restricted cash, merchant cash advances and foreign exchange forward contracts are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss.
Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade and other receivables, refer to the Impairment of financial assets section below.
Derecognition
Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off.
Impairment of financial assets
The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery.
Financial liabilities
Initial recognition and measurement
The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and foreign exchange forward contracts. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract.
Subsequent measurements
After initial recognition, financial liabilities, excluding contingent consideration and foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss.
Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss.
Derecognition
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized.
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge.
Foreign currency translation
Functional and presentation currency
The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.
Foreign operations
The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss).
For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.
New accounting pronouncements
New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date.
New and amended standards and interpretations adopted by the Company
In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. The Company has adopted these amendments as of April 1, 2021. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2021 that had a material impact on the Company's accounting policies or the consolidated financial statements.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
New and amended standards and interpretations issued not yet effective
At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. It has also issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 1, IAS 8 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted.
The Company does not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods.
    4. Significant accounting estimates and assumptions
Use of estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Key estimates and assumptions are as follows:
COVID-19
Concerns related to the spread of COVID-19 and variants of the COVID-19 virus and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19 and variants of the COVID-19 virus, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the fiscal year ended March 31, 2022, other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the Company's loss allowance, refer to note 28. For the fiscal year ended March 31, 2021, the Company received $8,121 with respect to renumeration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally (note 8).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Revenue recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rates. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 17 for additional information on the assumptions used.
Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Business combinations
The Company follows the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, the Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Recoverability of deferred tax assets and current and deferred income taxes and tax credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Share-based compensation
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share‑based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Refer to note 26 for additional information on the assumptions used.
    5. Business combinations

Vend
On April 16, 2021, the Company acquired all of the outstanding shares of Vend, a cloud-based retail management software company based in Auckland, New Zealand. The fair value of consideration of $371,869 consisted of $192,020 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share, which is based on the quoted price of the Common Shares on the NYSE on the closing date.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $1,151 were incurred in relation to the acquisition, and $319 were incurred for the fiscal year ended March 31, 2022. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss.
The results of operations of Vend have been consolidated with those of the Company as at April 16, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The purchase price allocation was based on management’s best estimates of the fair values of Vend’s assets and liabilities as at April 16, 2021.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	12,753
Trade receivables and other assets	3,878

Total current assets	16,631

Property and equipment	868
Goodwill	293,664
Customer relationships	48,300
Software technology	43,700
Other long-term assets	437

Total assets	403,600

Current liabilities
Accounts payable and accrued liabilities	4,241
Deferred revenue	5,961

Total current liabilities	10,202

Deferred tax liability	8,776

Total liabilities	18,978

Fair value of net assets acquired	384,622
Less: Cash acquired	12,753

Fair value of net assets acquired, less cash acquired	371,869

Paid in Common Shares of the Company	180,086
Paid in cash	192,020
Receivable from Vend (already received)	(237)

Fair value of consideration transferred	371,869
The goodwill related to the acquisition of Vend is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Vend technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Vend and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,761 were recorded by Lightspeed on the acquisition date of Vend.
NuORDER

On July 1, 2021, the Company acquired all of the outstanding shares of NuORDER, the provider of a digital platform that connects businesses and suppliers. The fair value of consideration transferred of $384,053 consisted of $207,118 cash paid on the closing date, net of cash acquired, and 2,143,393 Common Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. The issuance of an additional 500,629 Common Shares, at a fair value of $84.16 per share, is payable through July 2024 to certain employees contingent on continued employment of those employees and is accounted for as acquisition-related compensation expense.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the fiscal year ended March 31, 2022 amounting to $1,662 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss.
The results of operations of NuORDER have been consolidated with those of the Company as at July 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of NuORDER's assets and liabilities as at the acquisition date.
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	32,698
Accounts receivable and other assets	3,379

Total current assets	36,077

Property and equipment	310
Goodwill	300,516
Customer relationships	56,500
Software technology	48,200
Other long-term assets	598

Total assets	442,201

Current liabilities
Accounts payable and accrued liabilities	5,080
Deferred revenue	6,737

Total current liabilities	11,817

Deferred revenue	379
Other long-term liabilities	249
Deferred tax liability	13,005

Total liabilities	25,450

Fair value of net assets acquired	416,751
Less: Cash acquired	32,698

Fair value of net assets acquired, less cash acquired	384,053

Paid in Common Shares of the Company	180,388
Paid in cash	207,118
Receivable from NuORDER (already partially received)	(3,453)

Fair value of consideration transferred	384,053
The goodwill related to the acquisition of NuORDER is composed of the expected synergies in utilizing NuORDER technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The customer relationships of NuORDER and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,399 were recorded by Lightspeed on the acquisition date of NuORDER.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.
Ecwid

On October 1, 2021, the Company acquired all of the outstanding shares of Ecwid, a California-based global eCommerce platform provider. The fair value of consideration transferred that was not contingent on the continued services of certain Ecwid personnel of $595,260 consisted of $161,922 cash paid on the closing date, net of cash acquired, and the issuance at closing of 4,471,586 Common Shares, at a fair value of $98.18 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date.
The Company also issued 371,088 Common Shares at closing, at a fair value of $98.18 per share, to certain Ecwid personnel, which Common Shares are subject to a right of buyback for nominal consideration in favour of the Company contingent on the continued services of such personnel over the next two years and are accounted for as acquisition-related compensation expense. An additional $12,805 in deferred cash consideration is payable, along with the future issuance of 41,410 Common Shares, at a fair value of $98.18 per share, to certain Ecwid personnel, which deferred cash consideration and Common Shares are also contingent on the continued services of such personnel over the next two years and are accounted for as acquisition-related compensation expense. In addition, a total of 49,875 restricted share units, at a fair value of $98.18 per restricted share unit, were granted to certain Ecwid personnel as acquisition consideration contingent on the continued services of such personnel over the next two years and were also accounted for as acquisition-related compensation expense.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the fiscal year ended March 31, 2022 amounting to $3,278 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss.
The results of operations of Ecwid have been consolidated with those of the Company as at October 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Ecwid's assets and liabilities as at October 1, 2021.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	9,261
Trade receivables and other assets	4,092

Total current assets	13,353

Property and equipment	525
Goodwill	543,160
Customer relationships	22,800
Software technology	49,300
Other long-term assets	168

Total assets	629,306

Current liabilities
Accounts payable and accrued liabilities	3,715
Income tax payables	5,527
Deferred revenue	3,774

Total current liabilities	13,016

Deferred tax liability	11,769

Total liabilities	24,785

Fair value of net assets acquired	604,521
Less: Cash acquired	9,261

Fair value of net assets acquired, less cash acquired	595,260

Paid in Common Shares of the Company	439,020
Paid in cash	161,922
Receivable from Ecwid (already partially received)	(5,682)

Fair value of consideration transferred	595,260
The goodwill related to the acquisition of Ecwid is composed of the expected synergies in utilizing Ecwid technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Ecwid and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 5 years.
As part of the acquisition, the Company negotiated indemnifications for the income tax payables and certain other liabilities assumed on acquisition totaling $5,660. The indemnification asset for these amounts are included in the receivable from Ecwid.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The amounts of revenues contributed by Vend, NuORDER and Ecwid from the dates of acquisition and included in the Company's consolidated statements of loss and comprehensive loss for the fiscal year ended March 31, 2022 is $76,107.
The purchase price allocations of ShopKeep and Upserve were finalized during the fiscal year ended March 31, 2022.
    6. Revenues
The disaggregation of the Company’s revenue was as follows:

	2022	2021
	$	$

Subscription revenue	248,430	119,323
Transaction-based revenue	264,044	82,951
Hardware and other revenue	35,898	19,454

Total revenues	548,372	221,728
The Company discloses revenue by geographic area in note 30.
Contract assets
The amount of amortization of commission assets recognized as sales and marketing expense in the fiscal year ended March 31, 2022 is $8,138 (2021 – $6,183).
The Company recorded a contract asset for discounts provided to customers at the inception of a contract of $4,139 included in other current assets and $5,591 included in other long-term assets as at March 31, 2022, with $3,679 being amortized into subscription revenue and transaction-based revenue for the fiscal year ended March 31, 2022 (2021 – $1,631 and $2,238 with $736 being amortized, respectively).
Contract liabilities
Revenue recognized that was included in the deferred revenue balance at the beginning of the years ended March 31, 2022 and 2021 is $43,116 and $36,622, respectively.
    7. Direct cost of revenues

	2022	2021
	$	$

Subscription cost of revenue	72,192	31,756
Transaction-based cost of revenue	159,432	42,626
Hardware and other cost of revenue	45,575	19,677

Total direct cost of revenues	277,199	94,059
Subscription cost of revenue consists of support services provided by the Company to its customers and mostly consists of employee expenses and amounts paid to our third-party cloud service providers. Transaction-based cost of revenue consists of direct costs related to payment processing services, and employee expenses. Hardware and other cost of revenue consists

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
of costs associated with our hardware solutions, expenses related to implementation services provided to customers, and employee expenses.
Inventories expensed during fiscal the year ended March 31, 2022 in direct cost of revenues amount to $35,832 (2021 – $17,234).
    8. Government grants and subsidies
Government assistance recognized as a reduction of expenses is as follows:

	2022	2021
	$	$

Direct cost of revenues	1,144	1,651
General and administrative	545	2,055
Research and development	2,692	5,871
Sales and marketing	358	3,851

Total government assistance	4,739	13,428
Government assistance includes research and development tax credits, grants, government subsidies due to COVID-19 and other incentives.
    9. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the fiscal year ended March 31, 2022, was $341,851 (2021 - $169,809).
Share-based compensation and related costs were included in the following expenses:

	2022	2021
	$	$

Direct cost of revenues	6,345	3,231
General and administrative	26,377	11,123
Research and development	29,705	10,941
Sales and marketing	46,639	19,460

Total share-based compensation and related costs	109,066	44,755
Included in the share-based compensation and related costs in the sales and marketing expense for the fiscal year ended March 31, 2022 was $10,801 for PSUs issued to the founders of NuORDER, with each tranche being tied to the continuing employment of the founders and, for applicable tranches, certain performance criteria being achieved.
The amount recognized as an expense for the fiscal year ended March 31, 2022 for our defined contribution plans was $4,264 (2021 - $1,436).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
    10. Finance income and costs

	2022	2021
	$	$

Interest income	5,855	2,544
Interest expense	(2,867)	(2,897)

Net interest income (expense)	2,988	(353)

    11. Loss per share
The Company has stock options and share awards as potentially-dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the years ended March 31, 2022 and 2021. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	2022	2021

Issued Common Shares	148,661,312	128,528,515
Weighted average number of Common Shares (basic and diluted)	141,580,917	105,221,907

Net loss per share – basic and diluted	($2.04)	($1.18)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 10,515,666 stock options and share awards for the year ended March 31, 2022 (2021 - 7,934,988).
    12. Other current assets

	2022	2021
	$	$

Restricted cash and restricted deposits	1,531	7,749
Prepaid expenses and deposits	20,478	10,458
Commission asset	8,959	4,000
Other	4,567	1,964

Total other current assets	35,535	24,171

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
    13. Trade and other receivables

	2022	2021
	$	$

Trade	22,894	15,477
Loss allowance	(3,043)	(3,519)

Total trade receivables	19,851	11,958

Research and development tax credits receivable	4,195	6,605
Sales tax receivable	6,323	2,827
Merchant cash advances	6,300	2,309
Acquisition-related receivables	9,097	1,072

Total trade and other receivables	45,766	24,771
    14. Leases
The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and eight years.
The roll-forward of lease right-of-use assets is as follows:

	2022	2021
Cost	$	$
Balance - Beginning of fiscal year	27,054	18,403
Additions	6,934	5,255
Acquired in business combinations	5,160	7,439
Modifications to and disposals of lease contracts	(1,863)	(4,373)
Exchange differences	(284)	330
Balance - End of fiscal year	37,001	27,054

Accumulated depreciation
Balance - Beginning of fiscal year	5,848	2,446
Depreciation charge	7,743	3,876
Modifications to and disposals of lease contracts	(2,071)	(544)
Exchange differences	(58)	70
Balance - End of fiscal year	11,462	5,848

Cost, net accumulated depreciation
Balance - Beginning of fiscal year	21,206	15,957
Balance - End of fiscal year	25,539	21,206

Offices	24,655	20,355
Vehicles	884	851

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The maturity analysis of lease liabilities as at March 31, 2022 is as follows:

Fiscal Year	$

2023	7,633
2024	6,032
2025	5,165
2026	3,583
2027	2,395
2028 and thereafter	5,862

Total minimum payments	30,670
Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $3,455 for the fiscal year ended March 31, 2022 (2021 - $2,000). The interest expense for the fiscal year ended March 31, 2022 was $1,204 (2021 - $1,048).
    15. Property and equipment
2022

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost

As at March 31, 2021	2,177	1,759	6,460	7,451	17,847
Additions	19	461	3,564	7,360	11,404
Acquired through business combinations	308	—	1,122	273	1,703
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	2,314	1,975	9,197	13,552	27,038

Accumulated depreciation

As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Depreciation	612	406	2,722	1,253	4,993
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	1,426	1,342	5,214	2,600	10,582

Net book value as at March 31, 2022	888	633	3,983	10,952	16,456

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
2021

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$

Cost

As at March 31, 2020	1,848	1,754	4,620	6,793	15,015
Additions	15	5	1,259	412	1,691
Acquired through business combinations	314	—	581	246	1,141
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847

Accumulated depreciation

As at March 31, 2020	763	1,031	3,355	1,877	7,026
Depreciation	241	150	1,086	1,002	2,479
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505

Net book value as at March 31, 2021	1,173	578	2,019	4,572	8,342
    16. Intangible assets
2022

	Acquired software technologies	Customer relationships	Total
	$	$	$

Cost

As at March 31, 2021	72,884	220,090	292,974
Acquired through business combinations	141,200	127,600	268,800
Exchange differences	(503)	(1,734)	(2,237)
As at March 31, 2022	213,581	345,956	559,537

Accumulated amortization

As at March 31, 2021	30,640	27,841	58,481
Amortization	36,700	55,112	91,812
Exchange differences	(65)	(259)	(324)
As at March 31, 2022	67,275	82,694	149,969

Net book value as at March 31, 2022	146,306	263,262	409,568

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
2021

	Acquired software technologies	Customer relationships	Total
	$	$	$

Cost

As at March 31, 2020	39,591	50,470	90,061
Acquired through business combinations	31,700	165,499	197,199
Exchange differences	1,593	4,121	5,714
As at March 31, 2021	72,884	220,090	292,974

Accumulated amortization

As at March 31, 2020	19,974	7,268	27,242
Amortization	10,242	19,886	30,128
Exchange differences	424	687	1,111
As at March 31, 2021	30,640	27,841	58,481

Net book value as at March 31, 2021	42,244	192,249	234,493
    17. Goodwill
As at March 31, 2021, the goodwill balance was $971,939 and increased to $2,104,368 as at March 31, 2022 due to an increase of $293,664 arising from the Vend acquisition, $300,516 from the NuORDER acquisition and $543,160 from the Ecwid acquisition, and an exchange difference of $4,911.
Impairment analysis
The Company completed its annual impairment test of goodwill as of December 31, 2021 using a fair value less costs of disposal model. There were no indicators of impairment between December 31, 2021, the date on which the Company completed its annual impairment test of goodwill, and March 31, 2022. Tests performed on the Segment, as defined in note 3, demonstrated no impairment of goodwill for the years ended March 31, 2022 and 2021.
The following key assumptions were used to determine recoverable amount for the impairment test performed during the year ended March 31, 2022:

	Pre-Tax Discount Rate	Terminal Value Multiple	Revenue Growth Rate

Assumptions	30%	8	32%
Fair value is based on a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, measuring a five-year projection based on actual year-end amounts and management’s best estimates. A terminal value was calculated based on revenues, with a weighted average cost of capital reflecting the current market assessment being used. The costs to sell were assumed to be

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less cost of sale to test for impairment.
No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.
The Company reassessed its key assumptions as at March 31, 2022. The Terminal Value Multiple would have been reduced from 8 to 5 which would not result in a change to the conclusion that there is no impairment of goodwill.
    18. Other long-term assets

	2022	2021
	$	$

Restricted cash	260	1,325
Prepaid expenses and deposits	5,945	2,707
Commission asset	9,604	5,234
Contract asset	5,591	2,238

Total other-long term assets	21,400	11,504
    19. Accounts payable and accrued liabilities

	2022	2021
	$	$

Trade	39,245	22,085
Accrued compensation and benefits	25,238	20,409
Accrued payroll taxes on share-based compensation	3,594	5,689
Acquisition-related payables	5,527	13,792
Other	4,703	3,077

Total accounts payable and accrued liabilities	78,307	65,052
    20. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Gastrofix and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR +3%.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was in compliance with covenants as at March 31, 2022.
    21. Share capital
As at March 31, 2022, the Company had 148,661,312 Common Shares issued and outstanding, unlimited shares authorized (2021 – 128,528,515).
The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series.
Common Shares
The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares.
Preferred Shares
The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series.
Fiscal 2022
New Issue Offering

On August 11, 2021, the Company completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823,515 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $33,042.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Fiscal 2021
Initial Public Offering on the New York Stock Exchange
On September 15, 2020, the Company completed an initial public offering on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
Automatic Conversion of Multiple Voting Shares
The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are the Company’s only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company’s restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from the Company’s authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at March 31, 2021, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
New Issue and Secondary Offering
On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Executive Chair) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620,200 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $26,202. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management was also made on the same day for gross proceeds of $56,000, with the underwriting fees relating to their shares being paid by the selling shareholders.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
    22. Accumulated other comprehensive income

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Balance - Beginning of fiscal year	9,715	(6,271)	—	—	9,715	(6,271)

Other comprehensive income (loss)	(7,061)	15,986	23	—	(7,038)	15,986

Balance - End of fiscal year	2,654	9,715	23	—	2,677	9,715
    23. Income taxes
Income tax expense (recovery) includes the following components:

	2022	2021
	$	$

Current
United States	1,225	33
Europe	(138)	140
Other	16	(7)
	1,103	166
Deferred
Canada	(11)	(55)
United States	(22,038)	(61)
Europe	(1,229)	(3,883)
New Zealand	(4,746)	—
Other	—	(1,959)
	(28,024)	(5,958)

Total income tax recovery	(26,921)	(5,792)
The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax expense (recovery) computed by applying Canadian statutory rates as follows:

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

	2022	2021
	$	$

Loss before income taxes	(315,354)	(130,070)
Statutory tax rate	26.5%	26.5%
Income tax recovery at the statutory tax rate	(83,589)	(34,486)
Impact of rate differential of foreign jurisdiction	7,078	1,570
Non-deductible share-based compensation and related costs	20,208	9,257
Acquisition-related compensation and transaction costs	1,480	5,080
Other non-deductible expenses (credits) and non-taxable amounts	(496)	590
Changes in unrecognized benefits of deferred tax assets	27,972	11,403
Impact of foreign exchange and other	426	794

Total income tax recovery	(26,921)	(5,792)
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2022	2021

Deferred tax assets	$	$
Property and equipment	2,402	2,115
Non-capital losses carried forward	78,292	41,308
Lease liabilities	6,354	6,073
Deferred revenue	1,217	1,011
Interest expenses carried forward	5,852	5,188
Others	6,338	2,288
Total deferred tax assets	100,455	57,983

Deferred tax liabilities
Property and equipment	(299)	(54)
Intangible assets	(97,647)	(50,476)
Lease right-of-use assets	(5,140)	(5,000)
Other	(4,048)	(3,639)
Total deferred tax liabilities	(107,134)	(59,169)

Net deferred tax liabilities	(6,679)	(1,186)

As presented on the consolidated balance sheets:
Deferred tax assets	154	170
Deferred tax liabilities	(6,833)	(1,356)

Net deferred tax liabilities	(6,679)	(1,186)

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
2022

	Balance as at March 31, 2021	Charged (credited) to consolidated statement of loss	Business acquisitions and other	Balance as at March 31, 2022
	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	2,061	75	(33)	2,103
Intangible assets	(50,476)	22,042	(69,213)	(97,647)
Lease liabilities	6,073	5	276	6,354
Lease right-of-use assets	(5,000)	86	(226)	(5,140)
Non-capital losses carried forward	41,308	3,439	33,545	78,292
Deferred revenue	1,011	206	—	1,217
Interest expenses carried forward	5,188	664	—	5,852
Other	(1,351)	1,507	2,134	2,290

Net deferred tax liabilities	(1,186)	28,024	(33,517)	(6,679)
2021

	Balance as at March 31, 2020	Charged (credited) to consolidated statement of loss	Business acquisitions and other	Balance as at March 31, 2021
	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	1,696	321	44	2,061
Intangible assets	(15,403)	7,191	(42,264)	(50,476)
Lease liabilities	3,557	2,516	—	6,073
Lease right-of-use assets	(3,226)	(1,774)	—	(5,000)
Non-capital losses carried forward	8,159	(1,290)	34,439	41,308
Deferred revenue	—	—	1,011	1,011
Interest expenses carried forward	—	2,649	2,539	5,188
Other	(1,252)	(3,655)	3,556	(1,351)

Net deferred tax liabilities	(6,469)	5,958	(675)	(1,186)
The Company has accumulated other deductible temporary differences of $60,237 (2021 – $46,412) for Canadian tax purposes for which no deferred tax asset is recognized.
The Company has accumulated research and development expenditures of $15,456 (2021 – $13,508) for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

	2022	2021	Calendar year in which the losses begin to expire
	$	$

Non-capital loss carryforwards
Canada	151,096	73,737	2034
Belgium	41,928	40,383	No expiry
Netherlands	38,213	31,105	2024
United States	366,680	236,149	2035
Germany	21,289	21,219	No expiry
Switzerland	36,139	13,042	2023
New Zealand	57,366	—	No expiry
United Kingdom	9	—	No expiry
Australia	8,569	5,367	No expiry

Total non-capital loss carryforwards	721,289	421,002
As at March 31, 2022, the Company and its subsidiaries have non-capital losses of $394,067 (2021 - $253,813) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $226,403 (2021 - $185,666) expires from calendar year 2023 to 2041, while $167,664 (2021 - $68,147) has no expiry date.
We have identified additional financing costs related to Fiscal 2021 that are deductible for tax purposes and were not previously disclosed. As a result, we have revised amounts previously disclosed in the income tax note for accumulated deductible temporary differences for Canadian tax purposes from $13,272 to $46,412, and Canadian non-capital loss carryforwards from $65,452 to $73,737.
In addition, we have identified additional share-based payments related to Fiscal 2021 that are deductible for tax purposes and were not previously disclosed. As a result, we have revised amounts previously disclosed in the income tax note for United States non-capital loss carryforwards from $209,422 to $236,149.
The cumulative impact of the additional financing costs and deductible share-based payments impacted the non-capital losses available to reduce future taxable income for which the benefits have not been recognized from $218,801 to $253,813. In addition, we have updated the amount of non-capital losses with an expiration period from $177,381 to $185,666 and the amount of non-capital losses without expiration from $41,420 to $68,147.
Government assistance
The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2022, the Company recorded a Canadian provision for refundable tax credits of $3,933 (2021 – $3,146). This amount has been recorded as a reduction of research and development and e‑business development expenditures for the year.
As at March 31, 2022, the Company has available Canadian federal non-refundable investment tax credits of $2,548 (2021 – $2,230) related to research and development expenditures which may be used to reduce Canadian federal and provincial income taxes payable in future years. These non-refundable investment tax credits begin to expire in calendar

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
year 2033. The Company also has a non-refundable e-business tax credit of $3,772 (2021 – $2,857) expiring on various dates starting in calendar year 2035.
The benefits of these non-refundable investment tax credits have not been recognized.
    24. Commitments
Obligations under leases
Refer to note 14 for the maturity analysis of lease liabilities as at March 31, 2022.
In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments. The total amount of these payments over the next five years, as at March 31, 2022, is $8,000.
Commitments
In addition to the obligations under leases, the Company is subject to various non-cancelable service agreements with minimum spend commitments.
The amount of the minimum fixed and determinable portion of the material unconditional purchase obligations over the next five years, as at March 31, 2022, is $32,730 with payment processors and $60,579 with service providers.
    25. Contingencies and Provisions
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of our Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. The Company and management intend to vigorously defend against each of these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action.
Based on the preliminary nature of the proceedings in the above mentioned matters, the outcomes remain uncertain and have not been provisioned for.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
Provisions
A provision of $1,775 is included in accounts payable and accrued liabilities as disclosed in note 19 in respect of the settlement of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary and the full potential amount of such liability was recovered as part of an indemnification payment received by the Company during the fiscal year ended March 31, 2022.
The Company settled a provision of $1,487 during the fiscal year ended March 31, 2022 in respect of a litigation matter settled without any admission of wrongdoing by the Company. The Company was partially insured against potential liability in the matter and received an insurance payment of $516 during the fiscal year ended March 31, 2022. The settlement amount paid, net of the insurance payment received, was recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the fiscal year ended March 31, 2022, the Company announced a restructuring plan for its operations. The restructuring expense consists entirely of costs related to terminations of employment for a total of $803 as at March 31, 2022 (2021 - $1,760).
    26. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts)
In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established the 2016 option plan (which was amended in 2019) (the “2016 Legacy Option Plan” and, together with the 2012 Legacy Option Plan, the “Legacy Option Plans”). Employee stock option grants under the Legacy Option Plans generally vest as to 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the Legacy Option Plans were amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the Legacy Option Plans.
In connection with the IPO, an omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2022, the maximum number of Common Shares available under the Omnibus Incentive Plan and the Legacy Option Plans was 22,299,196. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions.
The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules. A portion of stock option grants under the Omnibus Incentive Plan vest as to 20% on the first anniversary, 25% on the second and third anniversaries and 30% on the fourth anniversary of the grant date.
Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board.
In connection with the acquisition of ShopKeep, the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan.
The Company has also made grants of stock options and RSUs without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards.
The Company has also made grants of long-term, multi-year performance-based stock options to its newly appointed Chief Executive Officer, and its newly promoted Chief Operating Officer and Chief Financial Officer. Such options will vest over an approximately 5-year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The stock option activity and the weighted average exercise price are summarized as follows:

	2022		2021

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Outstanding – Beginning of year*	6,796,039	24.56	7,557,574	15.38
Granted**	7,920,684	49.47	2,183,108	41.55
Assumed through business combination	—	—	1,226,214	6.40
Exercised	(1,061,359)	16.48	(2,951,034)	7.12
Forfeited	(1,832,054)	47.84	(1,219,823)	22.48

Outstanding – End of fiscal year	11,823,310	38.37	6,796,039	24.48

Exercisable – End of fiscal year	2,600,818	23.05	1,523,685	17.40
*the 2022 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal years weighted average exercise prices.
**Included in the stock options granted in the year were 2,500,000 stock options with vesting dependent on market conditions tied to the Company's future share price performance.
The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2022 are summarized as follows:

	2022		2022		2022
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	939,833	44.93	14,751	26.68	75,182	24.90
Granted	3,016,792	48.89	20,227	47.14	953,290	28.73
Released	(219,208)	52.19	(557)	73.39	(51,094)	24.97
Forfeited	(423,286)	55.50	—	—	(24,088)	24.75

Outstanding – End of year	3,314,131	46.71	34,421	37.95	953,290	28.73

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2021 are summarized as follows:

	2021		2021		2021
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	117,769	24.67	7,109	25.66	84,326	24.75
Granted	989,384	45.73	7,642	27.64	66,038	25.09
Released	(36,515)	32.17	—	—	(51,094)	24.97
Forfeited	(130,805)	36.30	—	—	(24,088)	24.75

Outstanding – End of year	939,833	44.93	14,751	26.68	75,182	24.90
The fair value of stock options granted to employees, excluding stock options that contain market conditions, was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2022	2021

Expected volatility	47.25%	45.55%
Risk-free interest rate	1.04%	0.38%
Expected option life	4.07 years	4.27 years
Expected dividend yield	0%	0%
Forfeiture rate	27.07%	28.51%
The fair value of stock options granted to employees with vesting dependent on market conditions tied to the Company's future share price performance is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years.
The fair value of stock options, RSUs, DSUs and PSUs granted in the fiscal year ended March 31, 2022 amounted to $318,233 (2021 – $79,581). The initial aggregate fair value of options, RSUs and PSUs forfeited in the fiscal year ended March 31, 2022 amounted to $55,967 (2021 – $13,053). For the fiscal year ended March 31, 2022, share-based compensation expense of $108,916 (2021 – $32,739) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.
As at March 31, 2022, the total remaining unrecognized share-based compensation expense amounted to $147,052 (2021 – $45,365), which will be amortized over the weighted average remaining requisite service period of 1.90 years (2021 – 1.44 years).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2022:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.30 to 21.90	2,735,944	4.82	11.60	1,017,325	3.28	5.02
21.91 to 27.52	2,137,518	5.67	24.29	796,323	5.12	24.90
27.53 to 33.19	2,238,268	6.34	30.75	302,339	4.94	28.71
33.20 to 65.89	1,855,419	6.25	45.76	286,652	5.07	38.86
65.90 to 94.03	2,856,161	6.22	75.73	198,179	6.14	76.67

Total	11,823,310	5.82	38.37	2,600,818	4.45	23.05
The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2021:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.30 to 4.86	1,551,131	4.51	3.95	419,063	3.94	3.09
4.87 to 24.52	1,334,262	5.35	14.22	472,154	5.36	14.77
24.53 to 26.73	1,424,350	5.92	25.82	308,005	5.83	25.53
26.74 to 33.52	1,308,231	5.95	29.54	179,099	5.87	28.73
33.53 to 72.94	1,178,065	6.30	55.88	145,364	5.47	35.96

Total	6,796,039	5.56	24.48	1,523,685	5.13	17.40
    27. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	2022	2021
	$	$

Short-term employee benefits	2,914	1,732
Share-based payments	21,251	4,200

Total compensation paid to key management personnel	24,165	5,932

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
    28. Financial instruments
Fair value
The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at March 31, 2022 and 2021.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements.
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The conditions surrounding the contingent consideration were not satisfied and no contingent consideration was paid by the Company.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
As at March 31, 2022 and 2021 , financial instruments measured at fair value in the consolidated balance sheets were as follows:

	March 31, 2022			March 31, 2021

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	953,654	953,654	Level 1	807,150	807,150
Restricted cash and restricted deposits	Level 1	1,791	1,791	Level 1	9,074	9,074
Merchant cash advances	Level 3	6,300	6,300	Level 3	2,309	2,309
Foreign exchange forward contracts	Level 2	23	23	—	—	—
Liabilities:
Contingent consideration	—	—	—	Level 3	0	0
Credit and concentration risk
Generally, the carrying amount on the consolidated balance sheet of the Company’s financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
The Company’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables. The Company does not require a guarantee from its customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security.
Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables. Moreover, trade receivable balances are managed and analyzed on an ongoing basis to ensure the loss allowance is established and maintained at an appropriate amount.
The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.
In the fiscal year ended March 31, 2022, potential effects from the COVID-19 pandemic and spread or resurgences of variants of the COVID-19 virus on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in the effects of the COVID-19 pandemic. The Company continues its assessment given the uncertainty of COVID-19's global impact.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
The loss allowance as at March 31, 2022 and 2021 was determined as follows:
2022

	Not past due	0–30	30–60	60–90	90–180	180+

Expected loss rate	3%	14%	46%	64%	68%	70%
Gross carrying amount	17,279	2,212	617	213	577	1,996

Loss allowance	518	310	284	136	392	1,403
2021

	Not past due	0–30	30–60	60–90	90–180	180+

Expected loss rate	3%	14%	41%	55%	63%	67%
Gross carrying amount	9,328	1,087	917	231	1,156	2,758

Loss allowance	280	152	376	127	728	1,856
Changes in the loss allowance were as follows:

	2022	2021
	$	$

Balance – Beginning of fiscal year	3,519	2,878
Increase	1,603	2,777
Write-offs	(2,079)	(2,136)

Balance – End of fiscal year	3,043	3,519

Liquidity risk
The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
As at March 31, 2022 and 2021, the maturity analysis of financial liabilities represented the following:
2022

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	78,307	—	—	—	78,307
Accrued payroll taxes on share-based compensation	—	1,007	—	—	1,007
Long-term debt	—	30,000	—	—	30,000
2021

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Accrued payroll taxes on share-based compensation	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000
For the maturity analysis of lease liabilities, see note 14. Details of contractual commitments are included in note 24.
The Company has $953,654 of cash and cash equivalents as well as $25,000 available under the Revolver as at March 31, 2022, demonstrating its liquidity and its ability to cover upcoming financial liabilities.
Foreign exchange risk
The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

2022	CAD	EUR	GBP	AUD	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	13,885	6,270	1,338	2,522	2,651	3,785	30,451
Trade and other receivables	3,454	4,086	1,472	2,675	49	1,062	12,798
Accounts payable and accrued liabilities	(18,508)	(5,755)	(1,466)	(2,834)	(2,407)	(2,131)	(33,101)
Accrued payroll taxes on share-based compensation	(287)	(270)	(142)	(53)	—	(37)	(789)
Lease liabilities	(13,400)	(4,447)	(4,315)	(477)	(548)	(259)	(23,446)

Net financial position exposure	(14,856)	(116)	(3,113)	1,833	(255)	2,420	(14,087)

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

2021	CAD	EUR	GBP	AUD	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,141	15,913	470	958	—	1,649	22,131
Trade and other receivables	5,122	2,740	469	793	—	1,030	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(484)	(826)	(40,620)
Accrued payroll taxes on share-based compensation	(1,816)	(622)	(309)	(239)	(42)	(36)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	—	(517)	(19,321)

Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	(526)	1,300	(30,720)
The table below shows the immediate increase/(decrease) in net loss before tax of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure as at March 31, 2022 and 2021. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	EUR	GBP	AUD	NZD	Other
	$	$	$	$	$	$

2022	(1,347)	(1,092)	(383)	(512)	(167)	(166)
2021	(590)	(84)	20	(20)	(6)	(12)
Foreign exchange forward contracts
The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts, none of which are for a period greater than one year. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes.
Cash flow hedges
The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The program was adopted during the fiscal year ended March 31, 2022.
The notional principal of the foreign exchange contracts was approximately $26,000 CAD as at March 31, 2022 (March 31, 2021 - nil).
Hedging reserve

	2022	2021
	$	$

Balance as at March 31,	—	—
Unrealized losses on fair value that may be subsequently reclassified to consolidated statements of loss	(337)	—
Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	360	—

Balance as at March 31,	23	—

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2022.
All hedging relationships have been maintained as at March 31, 2022. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company’s cash earns interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to the Acquisition Facility. The Company is not exposed to material interest rate risk.
Share price risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding share-based payment awards at March 31, 2022, the impact on the accrual for social costs of an increase or decrease in the Company’s share price of 10% would result in a change of $527 as at March 31, 2022.
    29. Capital risk management
The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.
The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.
Refer to note 20 for information on the Company's Credit Facilities.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)
    30. Geographic information
The geographic segmentation of the Company’s assets is as follows:

	2022				2021

	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$

Canada	10,356	10,062	990	2,104,368	5,536	10,266	3,563	971,939
United States	1,155	6,079	303,393	—	1,083	6,225	184,797	—
New Zealand	656	517	75,892	—	—	—	—	—
Germany	288	1,312	16,594	—	312	1,624	25,711	—
Other	4,001	7,569	12,699	—	1,411	3,091	20,422	—

Geographic sales based on customer location are detailed as follows:

	2022	2021
	$	$

United States	395,871	140,856
Canada	33,423	17,636
Australia	29,230	13,627
Netherlands	19,658	15,080
Other	70,190	34,529